File No. 70-______

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                                    Form U-1
                             Application/Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                             National Grid Group plc
                               15 Marylebone Road
                                  London NW1 5JD
                                 United Kingdom


                     (Name of company filing this statement
                   and address of principal executive office)
                    ----------------------------------------

                             National Grid Group plc
                    (Name of top registered holding company)
                    ----------------------------------------


                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518


                     (Name and address of agent for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

Douglas W. Hawes                              Frank Lee
Markian M. W. Melnyk                          Huber Lawrence & Abell
LeBoeuf, Lamb, Greene & MacRae, L.L.P.        605 Third Avenue
125 West 55th Street                          New York, N.Y.  10158
New York, N.Y.  10019-5389                    Telephone: (212) 682-6200
Telephone: (212) 424-8000                     Facsimile: (212) 661-5759
Facsimile: (212) 424-8500                     Attorneys for Lattice Group plc
Attorneys for National Grid Group plc



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                                TABLE OF CONTENTS



Item 1.  Description of the Proposed Transaction...............................3

   A.    Introduction..........................................................3

   B.    The Companies.........................................................5

      1.    National Grid Group plc............................................5

      2.    Lattice Group plc.................................................12

   C.    The Merger...........................................................18

   D.    Request for Financing Authorization..................................24

      1.    National Grid's Current Financing Authorization...................24

      2.    Proposed New Financing Authorization..............................26

      3.    The FUCO Financing Request In Particular..........................27


Item 2.  Fees, Commissions and Expenses.......................................36


Item 3.  Applicable Statutory Provisions......................................36


Item 4.  Regulatory Approvals.................................................37

   A.  State and Federal Regulation...........................................37

   B.  European Regulation....................................................37


Item 5.  Procedure............................................................37


Item 6.  Exhibits and Financial Statements....................................38


Item 7.  Information as to Environmental Effects..............................40

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Item 1.  Description of the Proposed Transaction

     A.   Introduction

          This Application-Declaration ("Application") seeks approvals relating to the financing of a foreign utility company acquisition by National Grid Group plc ("National Grid"). National Grid is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act" or "1935 Act"). National Grid and Lattice Group plc ("Lattice") have agreed to the terms of a merger of equals in which National Grid shareholders will retain their shares in National Grid (to be renamed National Grid Transco plc ("Grid Transco")) and Lattice shareholders will receive for each Lattice share 0.375 Grid Transco shares (the "Merger").

          As of April 19, 2002, Lattice had a market capitalization of approximately $8.8 billion. Lattice, through its subsidiaries, is the owner, operator and developer of the substantial majority of Great Britain's gas transportation and distribution system. Lattice also owns a number of telecommunications interests and unregulated gas and infrastructure service companies. Lattice will certify itself as a foreign utility company ("FUCO") under Section 33 of the 1935 Act prior to the completion of the Merger.

          In this Application, National Grid seeks an increase in the aggregate amount that it may invest in FUCOs and a corresponding increase in National Grid's authorization to issue and sell securities to finance such FUCO investments. By order dated January 16, 2002, Holding Co. Act Release No. 27490 ("January 2002 Order") the Commission authorized National Grid to invest up to $5.406 billion in FUCOs./1 As of September 30, 2001, National Grid had an aggregate investment, as defined in Rule 53, in FUCOs of approximately $3.092 billion. National Grid's current unused FUCO investment authority is $2.314 billion.

--------
1 National Grid's request for authorization to invest in exempt wholesale generators ("EWGs") is subject to a reservation of jurisdiction in the Commission's January 2002 Order. National Grid presently has no investments in EWGs and no current intention of making EWG investments.

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          The Merger will result in the issuance of Grid Transco shares of approximately $8.8 billion/2 and an increase in National Grid's aggregate FUCO investment of the same amount. Consequently, National Grid's aggregate post-Merger FUCO investment would be approximately $11.9 billion./3 Given this level of investment and National Grid's desire to maintain the flexibility to make subsequent FUCO investments, National Grid seeks authorization to issue and sell equity and debt securities and to enter into guarantees up to an aggregate limit of $20 billion through September 30, 2004. The proceeds of such financings could support investments of up to $20 billion in FUCOs. The proposed FUCO investment financing authorization is summarized in the table below.

----------------------------------------------------------------------------

             Proposed FUCO Investment Financing Authorization

                               $ (billions)
----------------------------------------------------------------------------

National Grid's FUCO investment as of September 30,                   3.092
2001
------------------------------------------------------ ---------------------

Unused authorization                                                  2.314
------------------------------------------------------ =====================

Authorized in January 2002 Order                                      5.406
------------------------------------------------------ ---------------------

Authorization necessary to fund the Merger                            8.800
------------------------------------------------------ ---------------------

Additional unused authorization                                       5.794
------------------------------------------------------ =====================

Total proposed FUCO Investment Authorization                         20.000
------------------------------------------------------ ---------------------

    Certain key financial information for the companies follows.

[Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

--------
2 This amount is based on the market capitalization of Lattice as of April 19, 2002, the last trading day before the announcement of the Merger on April 22, 2002. The actual value of Grid Transco shares issued upon the closing of the Merger may be more or less than $8.8 billion depending on National Grid's share price at that time. The actual value of the Grid Transco shares issued at the closing of the Merger will count towards the aggregate FUCO investment for purposes of the FUCO investment limit set forth herein. See also footnote 19, infra.

3 National Grid's current FUCO investment of $3.092 billion plus the new Lattice FUCO investment of $8.800 billion.

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     B.   The Companies

          1.   National Grid Group plc

          National Grid was incorporated in England and Wales on July 11, 2000, and is a registered holding company under the 1935 Act. National Grid's ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts ("ADRs") are listed on the New York Stock Exchange./4 As of April 19, 2002 there were 1,776,636,707 ordinary shares and one special share outstanding./5 National Grid employs, in conjunction with its subsidiaries, approximately 14,000 employees. As of April 19, 2002, National Grid had a market capitalization of approximately $12.6 billion.

          Through its wholly-owned indirect subsidiary, The National Grid Company ("NGC"), National Grid's principal business in the UK is the transmission of electricity in England and Wales. NGC owns and operates a transmission system consisting of approximately 4,400 route miles of overhead lines and approximately 600 route miles of underground cable together with substations at some 220 sites. National Grid also has electric utility businesses located in Argentina and Zambia. National Grid is joint owner of Transener SA, the owner and operator of the principal high-voltage electricity system in Argentina./6 In Zambia, National Grid is joint owner of Copperbelt Energy Corporation, the former Power Division of the Zambia Consolidated Copper Mines. National Grid also is engaged in undersea electric transmission interconnector

--------
4 National Grid has a small number of American Depositary Shares ("ADSs") in the U.S. which trade as ADRs and are held by both individuals and U.S. institutions. ADSs, in the aggregate, account for approximately 6.5% of National Grid's publicly issued shares.

5 The special share is a non-voting share owned by the U.K. government and it provides that certain matters cannot be undertaken without the consent of the holder of the special share. The special share, also referred to as the golden share, is a means for the government to assure the continued independence of National Grid as a provider of transmission services.

6 Operating profit for the year ended December 31, 2001 from Transener was in line with expectations. However, the devaluation of the Argentine peso has adversely affected Transener's balance sheet since the majority of its borrowings are in U.S. dollars. As a result, National Grid will account for its share of the joint venture's non-cash exceptional foreign exchange losses. Based on the closing peso:U.S. dollar exchange rate of 2.65 peso:1 USD on March 22, 2002, this would be approximately (pound)85 million ($123 million).

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projects in Australia, Norway, the Netherlands and Ireland that are in various stages of development.

          National Grid also is active internationally in telecommunications. GridCom, a subsidiary of National Grid, provides communications infrastructure solutions for the U.K. telecommunications industry, as well as a range of managed services that can be used in conjunction with GridCom's fiber optic and wireless services. National Grid's network of 22,000 transmission towers across England and Wales can be used by mobile operators looking to extend their network coverage. GridCom offers a turnkey package to allow operators to locate their communications equipment on existing National Grid towers. In the U.S., NEESCom, a National Grid USA subsidiary, builds and leases high-speed fiber optic telecommunications networks in the New England region and New York.

          National Grid also holds a 32.5% stake in the equity of Energis plc ("Energis"), a telecommunications and internet services company. Energis offers a range of national and international communications services, including basic and advanced telephony and data services, primarily to the business market. National Grid has written down all of the (pound)350 million ($506 million) carrying value of its Energis stake.

          National Grid also has a number of other telecommunications investments that are under consideration for sale or closure. In Brazil, a consortium know as Intelig provides national and international long distance call services and value added services. Silica Networks S.A. is a joint venture that has developed a broadband communications loop linking Buenos Aires and other cities in Argentina to Santiago in Chile. National Grid also holds 30.1% of ManquehueNet S.A., a joint venture providing local and long distance telecommunications and internet services in Chile. In Poland, National Grid is joint owner of Energis Polska a company that provides data and voice services to the corporate market. National Grid has taken a full write down and made provision for all expected related liabilities for its telecoms investments in Latin America and Energis Polska.

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          NGC and the other non-US operations of National Grid are held directly or indirectly by National Grid Holdings One plc./7 Its wholly-owned subsidiary is National Grid Holdings Limited, a FUCO.

          National Grid's U.S. business is conducted through National Grid USA, an indirect wholly-owned subsidiary of National Grid. Through its subsidiaries, National Grid USA is engaged in electric distribution to residential, commercial, and industrial customers in New England and the distribution and sale of electricity and natural gas to residential, commercial, and industrial customers in New York. The National Grid USA group operates and maintains distribution power lines and substations; provides metering, billing, and customer services; designs and builds distribution-related facilities; and provides related products and services including energy efficiency programs for customers. National Grid USA's nonutility subsidiaries are engaged in the construction and leasing of fiber optic telecommunications systems and the provision of consulting services to nonaffiliated utilities in the area of electric utility restructuring and customer choice.

          National Grid USA owns companies which deliver electricity to approximately 3.2 million customers in New York, Massachusetts, Rhode Island and New Hampshire. These electric public utility companies own and operate approximately 84,000 miles of transmission and distribution lines in New York and New England.

          The National Grid USA group of companies includes five wholly-owned electricity distribution companies: Niagara Mohawk Power Corporation ("Niagara Mohawk"), Massachusetts Electric Company ("Mass. Electric"), The Narragansett Electric Company ("Narragansett"), Granite State Electric Company ("Granite State"), and Nantucket Electric Company ("Nantucket") and four other utility companies:/8 New

--------
7 National Grid Holdings One plc was the former top registered holding company in the National Grid group. It was made a subsidiary of current National Grid in connection with the scheme of arrangement that implemented National Grid's merger with Niagara Mohawk Holdings, Inc. See the January 2002 Order. National Grid Holdings One plc has filed an application with the Commission seeking deregistration under Section 5 of the Act. SEC File No. 70-9849, filed February 22, 2002. After it is deregistered it will file Form U-57 to certify itself as a FUCO under the Act.

8 National Grid Transmission Services Corp. is not a utility company. This company provides non-affiliate companies services such as metering and generator interconnection studies.

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England Power Company ("NEPCO"), New England Electric Transmission Corporation
("NEET"), New England Hydro-Transmission Corporation ("N.H. Hydro") and New England Hydro-Transmission Electric Company, Inc. ("Mass. Hydro"). The distribution companies focus on delivering electricity to residential, commercial, and industrial customers. The distribution companies operate and maintain distribution power lines and substations; provide metering, billing, and customer services; design and build distribution-related facilities; and provide related products and services including energy efficiency programs for customers. In addition, Niagara Mohawk provides gas utility service to approximately 540,000 customers in New York State.

          Niagara Mohawk provides electric service to approximately 1.5 million electric customers in eastern, central, northern and western New York State. Niagara Mohawk provides electric service to the cities of Buffalo, Syracuse, Albany, Utica, Schenectady, Niagara Falls and Troy. Niagara Mohawk owns approximately 50,500 pole miles of electric transmission and distribution lines. Niagara Mohawk also purchases, transports and distributes natural gas to approximately 540,000 gas customers in eastern, central and northern New York State in an area that generally extends from Syracuse to Albany. Gas utility service is provided largely in areas where Niagara Mohawk also provides electrical service. As of and for the 12 months ended December 31, 2001, Niagara Mohawk had total assets of $11,486 million, operating revenues of $4,123 million and net income of $30 million. Niagara Mohawk is subject to rate regulation by the Federal Energy Regulatory Commission ("FERC") and the New York State Public Service Commission ("NYPSC").

          Mass. Electric is engaged in the delivery of electric energy to approximately 1.2 million customers in 170 cities and towns in Massachusetts. The cities and towns served by the company include the highly diversified commercial and industrial cities of Worcester, Lowell, and Quincy, the Interstate 495 high technology belt, suburban communities, and many rural towns. Mass. Electric owns approximately 16,021 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Mass. Electric had total assets of $3,008 million, operating revenues of $2,119 million and net income of $59 million. Mass. Electric is subject to regulation by the FERC and the Massachusetts Department of

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Telecommunications and Energy ("MDTE").

          Narragansett is engaged in the delivery of electric energy to approximately 460,000 customers in 38 cities and towns in Rhode Island. Narragansett's service area, which includes urban, suburban, and rural areas, covers approximately 99% of Rhode Island, and includes the cities of Providence, East Providence, Cranston, and Warwick. Narragansett owns approximately 4,737 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Narragansett had total assets of $1,483 million, operating revenues of $800 million and net income of $30 million. Narragansett is subject to rate regulation by the FERC and the Rhode Island Public Utilities Commission ("RIPUC"). The Rhode Island Division of Public Utilities and Carriers ("RIDIV") has jurisdiction over Narragansett's financings and transactions with affiliates.

          Granite State provides retail electric service to approximately 36,000 customers in 21 communities in New Hampshire. Granite State's service area includes the Salem area of southern New Hampshire, as well as several communities located along the Connecticut River, primarily in the Lebanon and Walpole areas. Granite State owns approximately 1,049 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Granite State had total assets of $94 million, operating revenues of $82 million and net income of $3 million. Granite State is subject to regulation by the FERC and the New Hampshire Public Utilities Commission ("NHPUC").

          Nantucket provides retail electric service to approximately 10,000 customers on Nantucket Island, Massachusetts. Nantucket's service area covers the entire island. Nantucket owns approximately 110 pole miles of electric transmission and distribution lines. As of and for the 12 months ended September 30, 2001, Nantucket had total assets of $58 million, operating revenues of $19 million and net income of $0.3 million. Nantucket is subject to regulation by the FERC and the MDTE.

          National Grid USA's wholly-owned subsidiary, NEPCO, is the operator of electricity transmission facilities in the states of Massachusetts, Rhode Island, New Hampshire, and Vermont. NEPCO also holds National Grid USA's remaining interests

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in generating units, which the company is actively seeking to divest./9 As of
September 30, 2001, NEPCO had total assets of $2,866 million, operating revenues of $617 million and net income of $71 million for the 12 months to date. NEPCO is subject to rate regulation by the FERC. The RIDIV, the MDTE, the NHPUC, and the Vermont Public Service Board ("VPSB") have jurisdiction over NEPCO's financings and transactions with affiliates. Although the Maine Public Utilities Commission has jurisdiction over NEPCO's financings, it defers to the financing authorization from the MDTE. The Nuclear Regulatory Commission ("NRC") has jurisdiction over NEPCO's ownership of nuclear facilities.

          NEET, a wholly owned subsidiary of National Grid USA, owns and operates a direct current/alternating current converter terminal facility for the first phase of the Hydro-Quebec and New England interconnection (the "Interconnection") and six miles of high voltage direct current transmission line in New Hampshire. As of September 30, 2001, NEET had total assets of $22 million, operating revenues of $8 million, and net income of $0.6 million for the 12 months to date. NEET is subject to rate regulation by FERC. The NHPUC has jurisdiction over its financings and transactions with affiliates.

          N.H. Hydro, in which National Grid USA holds 53.97% of the common stock, operates 121 miles of high-voltage direct current transmission line in New Hampshire for the second phase of the Interconnection, extending to the Massachusetts border. As of September 30, 2001, N.H. Hydro had total assets of $110 million, operating revenues of $27 million, and net income of $4 million for the 12 months to date. NH Hydro is subject to rate regulation by FERC. The NHPUC has jurisdiction

--------
9 NEPCO is also a holding company because it owns approximately 20% of the outstanding voting securities of Vermont Yankee Nuclear Power Corporation, the licensed operator of the Vermont Yankee nuclear facility which has a gross maximum dependable capacity of approximately 535 MW. NEPCO receives a portion of the plant's output. As of and for the year ended March 31, 2001 Vermont Yankee Nuclear Power Corporation had $178,565,569 in total operating revenues, $6,388,956 in total net income, and total assets of $710,851,866. As of and for the nine months ended September 30, 2001 (unaudited), Vermont Yankee Nuclear Power Corporation had $135,862,772 in total operating revenues, $4,764,761 in total net income, and total assets of $720,803,246. NEPCO also has minority interests in Yankee Atomic Electric Company (30%), Maine Yankee Atomic Power Company (20%) and Connecticut Yankee Atomic Power Company (15%), all of which have permanently ceased operations. NEPCO is an exempt holding company under the Act. Yankee Atomic Electric Company, Holding Co. Act Release No. 13048 (Nov. 25,
1955); Connecticut Yankee Atomic Power Company, Holding Co. Act Release No. 14768 (Nov. 15, 1963).

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over NH Hydro's financings and transactions with affiliates.

          Mass. Hydro, 53.97% of the voting stock of which is held by National Grid USA, operates a direct current/alternating current terminal and related facilities for the second phase of the Interconnection and 12 miles of high-voltage direct current transmission line in Massachusetts. As of September 30, 2001, Mass. Hydro had total assets of $132 million, operating revenues of $33 million, and net income of $6 million for the 12 months to date. New England Hydro Finance Company, Inc. ("NE Hydro Finance") is owned in equal shares by Mass. Hydro and N.H. Hydro. NE Hydro Finance provides the debt financing required by the owners to fund the capital costs of their participation in the Interconnection. Mass Hydro is subject to rate regulation by FERC. The MDTE has jurisdiction over Mass Hydro's financings and transactions with affiliates.

          National Grid continues to evaluate how best to participate in the development of the transmission sector in the U.S. Within the New England and New York regions, National Grid is discussing with a number of other transmission owners the possible formation of an independent transmission company within a Regional Transmission Organization ("RTO"). In other regions of the U.S., National Grid's participation may involve the acquisition and operation of the transmission assets of participants in RTOs.

          In November 2001, National Grid announced that it had entered into an agreement with the proposed Alliance RTO. Since the original agreement, the Alliance RTO concept has undergone change in response to orders issued by the FERC. Under orders issued in December 2001 and April 2002, the Alliance RTO would be allowed to function as an independent transmission company under the umbrella of another organization acting as RTO. In May 2002, discussions began among members of the Alliance RTO, National Grid USA and two RTOs as to whether the Alliance RTO should be divided and operate under two RTOs. The ultimate shape and operation of the Alliance RTO are both uncertain and would be subject to further agreements among the parties and approval from the FERC.

          2.   Lattice Group plc

          Lattice is incorporated in England and Wales and is one of the three successor companies to what was formerly British Gas plc./10 Lattice's ordinary shares are listed on the London Stock Exchange. As of April 19, 2002 there were 3,528,149,704 ordinary shares and one special share outstanding. Lattice employs, in conjunction with its subsidiaries, approximately 17,000 employees. As of April 19, 2002, Lattice had a market capitalization of approximately $8.8 billion.

          For administrative and regulatory purposes Lattice is subdivided into two subsidiary holding groups: Transco Holdings plc and Lattice Group Holdings Ltd. Transco plc ("Transco"), Transco Holdings plc's principal subsidiary, is the owner, operator and developer of the substantial majority of Great Britain's gas transportation and distribution system. The gas transportation and distribution business in the U.K. is highly regulated and subject to price regulation by the U.K. Office of Gas and Electricity Markets ("OFGEM"), the same regulator that controls National Grid's U.K. transmission rates. Transco is ring-fenced for regulatory purposes from the remainder of the Lattice group. The ring-fence is designed to ensure the financial, organizational and managerial independence of Transco, as a regulatory entity. Transco has recently entered a new five year price control period commencing April 1, 2002.

          Transco receives gas from several coastal reception terminals around Great Britain, and transports it to the meters of more than 20 million industrial, commercial and domestic customers. Its network is made up of approximately 6,600 km of high pressure pipeline and approximately 270,000 km of lower pressure pipeline comprising regional transmission and distribution systems. An interconnector to Belgium links Transco's own gas transportation system to continental Europe's high-pressure gas grid. A second interconnector supplies gas to Ireland and Northern Ireland.

--------
10 In February 1997, the shareholders of British Gas plc approved the demerger of Centrica plc, a supplier of gas and electricity to residential, industrial and commercial customers throughout Great Britain. At the same time British Gas plc was renamed BG plc. In December 1999 BG plc completed a financial restructuring which resulted in the creation of a new parent company, BG Group plc, which separated the regulated Transco business from its other businesses. On October 23, 2000 BG Group plc completed the demerger of Lattice Group plc creating two separate companies.

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Transco provides gas transportation and distribution services, but does not sell the commodity gas to the end-use customer. Transco transports gas for over 45 gas shippers.

          Lattice Group Holdings Ltd. has two main business areas: Lattice Enterprises and Telecoms. Unlike Transco, these businesses are not subject to price regulation.

          Lattice Enterprises consists of a portfolio of businesses which principally provide expert services for infrastructure networks, or address new markets based on the innovative application of Lattice's core capabilities. Lattice Enterprises' businesses are Advantica, First Connect, Lattice Energy Services, Lattice Property, The Leasing Group and Eastlands.

          Advantica provides advanced technology and systems solutions for energy and utility companies worldwide through two branded businesses: Advantica Technology, which targets onshore and offshore oil and gas industries, and Advantica Stoner, which provides network management solutions to energy and water delivery companies.

          First Connect provides gas connection services under a service provider contract. It connects 160,000 new domestic, commercial and industrial customers to the network each year and is seeking to provide facilities management services in other non-gas markets. Gas connections are a competitive service in the U.K.

          Lattice Energy Services provides a range of multi-utility infrastructure services to industrial and commercial customers and developers. These include new gas, water and electricity connections, conversions to gas, installation of combined heat and power plants and a compressed gas delivery service for trucking companies switching to natural gas to fuel their fleets. Lattice Energy Services is not itself a supplier of gas or electricity and so is able to provide industrial and commercial energy users with an independent energy procurement and energy management service.

          Lattice Property manages the Lattice group's non-operational real estate portfolio. Its main activities are the reclamation and disposal of former gasworks sites and the provision of property services to Lattice group companies to meet their business

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needs. Lattice Property does not have significant property holdings that are unrelated to businesses engaged in by Lattice group companies.

          The Leasing Group offers leasing and vehicle management services to the Lattice group as well as third party customers, including BG Group, Centrica and the London Fire Authority. It manages a fleet of more than 25,000 vehicles of which more than 16,000 are commercial vehicles, with approximately 67% of its business being for non-Lattice group customers.

          Eastlands, a wholly owned Lattice subsidiary, provides managed payroll services, pensions administration, accounting, business process outsourcing and consulting services to affiliated and third party customers.

          The Telecoms division principally consists of SST which acquires, builds, leases and manages sites for base stations and radio masts for U.K. telecom operators in support of wireless networks in the U.K., and 186k, a U.K. based telecommunications network operator that provides wholesale connectivity services and Internet Protocol ("IP") services./11

          Selected income statement segment data for the Lattice group for the 12 and the 15 months ended March 31, 2002, under U.K. GAAP are shown in the tables below:

[Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

          Balance sheet segment data as of March 31, 2002 under U.K. GAAP is provided below.

[Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]


          Lattice will certify as a FUCO under Section 33 of the Act before the

--------
11 The strategic options for 186k are being reviewed with a view to resolving the future of the business over this fiscal year, which may include full or partial sale.

consummation of the Merger. To qualify as a FUCO under Section 33 of the Act:

     (1) Lattice must own or operate facilities that are not located in any U.S. state and that are used for the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power;

     (2) Lattice may not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S.;

     (3) Neither Lattice nor any of its subsidiaries may be a public utility company operating in the U.S.; and

     (4) Lattice must provide notice to the Commission on Form U-57 that it is a FUCO. Sections 33(a)(2) and 33(a)(3).

          As demonstrated below, Lattice satisfies or will satisfy each of the criteria of Section 33(a)(2) and 33(a)(3) and is therefore entitled to FUCO status. Ownership of Utility Facilities

          Lattice's principal subsidiary, Transco, is a gas public utility company. It owns and operates gas distribution facilities located in Great Britain that are used to deliver gas to retail consumers. As with U.S. gas consumers, the vast majority of Transco's end-use consumers use the gas to produce heat, light or power. Lattice neither owns nor operates gas distribution facilities located in the U.S.

          Transco is not a gas supplier because it does not sell the gas commodity. It transports and delivers gas through its network from the point of receipt into the system through transmission pipelines and local distribution mains to the retail customer's gas meter. Section 33 does not require that a foreign gas utility engage in the sale of gas to qualify as a FUCO. It is sufficient that the foreign utility merely own or operate facilities used for the distribution of gas at retail.

          This interpretation is consistent with the Commission's view of gas utility companies in other contexts. For example, under Rule 58, an energy marketer or broker that sells gas to retail consumers is not a gas utility if it neither owns nor operates gas distribution facilities./12 The unbundling of the gas supply function from the delivery function is not only a U.K. practice. In Georgia, for example, gas utility services also are provided in this manner. Atlanta Gas Light Company ("AGLC"), a public utility subsidiary of registered holding company AGL Resources, Inc., delivers gas to residential and commercial customers on behalf of gas marketers and wholesalers authorized to market gas in the state. AGLC, however, does not sell gas./13

Source of Income

          Under Section 33, a FUCO may not derive any part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale or the distribution at retail of natural or manufactured gas for heat, light, or power, within the U.S. Lattice does not directly or indirectly derive any of its income from the generation, transmission or distribution of electricity for sale, or retail gas distribution, within the U.S. As demonstrated in the segment information tables above, Transco's utility operations in Great Britain provide the substantial majority of Lattice's income. The non-utility businesses conducted by Lattice also are focused in Great Britain. A notable exception is Advantica, which derives a small amount of revenues ($22 million during the year ended December 31, 2001) from energy consulting activities in the U.S. Utility Operations in the U.S.

          Section 33 provides that neither a FUCO nor any of its subsidiaries may be a public utility company operating in the U.S. A public utility company, as defined in Section 2(a) of the Act is, in pertinent part, a company that owns or operates facilities used for the generation, transmission or distribution of electric energy for sale, or facilities used for the distribution at retail of natural or manufactured gas for heat, light or

--------
12 Exemption of Acquisition By Registered Public-Utility Holding Companies of Securities of Nonutility Companies Engaged in Certain Energy-Related and Gas-Related Activities; Exemption of Capital Contributions and Advances to Such Companies, Holding Co. Act Release No. 26667 (February 14, 1997) ("Rule 58 Adopting Release") citing, Eastern Utilities Assocs., Holding Co. Act Release No. 26519 (May 23, 1996) (authorizing retail sales of electric power pursuant to pilot programs in New Hampshire and Massachusetts); SEI Holdings, Inc., Holding Co. Act Release No. 26581 (Sept. 26, 1996) (authorizing retail marketing of both electric power and natural gas on a nationwide basis); and Consolidated Natural Gas Co., Holding Co. Act Release No. 26512 (Apr. 30, 1996) (authorizing a gas registered holding company to acquire an interest in a partnership formed to engage in the wholesale brokering and marketing of natural gas, electricity and other fuels).

13 AGL Resources, Inc., Holding Co. Act Release No. 27243 (October 5, 2000).

power. Lattice owns no such facilities directly. Its only public utility company subsidiary is Transco and, as stated above, Transco's public utility facilities and operations are located outside the U.S.

          National Grid is a holding company for U.S. utility companies, foreign utility companies and other non-U.S. operations. In connection with National Grid's acquisition of New England Electric System ("NEES"), National Grid adopted a corporate structure that separated its U.S. utility operations from its foreign utility and other non-U.S. operations./14 This corporate structure was maintained when National Grid acquired Niagara Mohawk Holdings, Inc. on January 31, 2002.

          National Grid's U.S. utility operations are organized under a chain of intermediate holding companies ("Intermediate Holding Companies") established in the U.K. and the U.S. The chain is headed by National Grid's wholly-owned direct subsidiary, National Grid US Holdings Limited, and ends with National Grid USA. This chain of companies will be unaffected by the Merger.

          National Grid's foreign utility companies and other non-U.S. operations are held under National Grid's wholly-owned direct subsidiary, National Grid Holdings One plc and its subsidiary National Grid Holdings Ltd., a FUCO under the Act./15

          This corporate structure reflects the intention to develop the two business areas generally in a financially independent manner. It allows National Grid the flexibility to finance its combined FUCO activities at the National Grid Holdings One plc level, if desirable. It facilitates compliance under the Act and the regulation of financing and other transactions between the Intermediate Holding Companies and National Grid Holdings One plc and its subsidiaries. It also simplifies transactions among companies in the combined FUCO group. Finally, it simplifies accounting and reporting. Consistent with this structure, it is proposed that after the Merger, National Grid may transfer Lattice to the FUCO group under National Grid Holdings One plc. The transfer could be effected in exchange for shares issued by National Grid Holdings One plc or the consideration could be left outstanding as an interest bearing intercompany debt with a

--------
14 The National Grid Group plc, Holding Co. Act Release No. 27154 (Mar. 15,
2000) ("NEES Acquisition Order").

15 See note 7, supra.

principal amount valued at market value. If the transfer is effected in exchange for intercompany debt, it may be necessary to review the debt/equity position of National Grid Holdings One plc after the transfer and, in the light of that review, to capitalize some of the debt./16

Notice on Form U-57

          Lattice has informed National Grid that it will file Form U-57 with the Commission to claim FUCO status before the Merger is consummated.

Nonutility Subsidiaries

          Lattice's subsidiaries are all engaged in utility, energy-related non-utility, telecommunications and other retainable businesses. Consequently, Lattice's exemption under Section 33 does not raise an issue with respect to whether certain nonutility businesses may or may not be retainable by a FUCO./17

          Under Section 33(a)(1) of the Act, a FUCO is generally exempt from all the provisions of the Act and is not considered a public utility company under the Act. Accordingly, Lattice and its subsidiaries will not be public utility subsidiaries in the National Grid system after the Merger for purposes of Sections 9 and 10 of the Act and prior approval of the Merger under Section 10 of the Act is not required.

     C.   The Merger

          The Merger will create a leading international energy delivery company with the critical mass and financial strength to capitalize on growth opportunities. It will bring together two groups with proven track records of operating complex energy networks safely and reliably within incentive based regulatory environments. The Merger will:

     o Allow Grid Transco to use its complementary skills to maximize the creation of shareholder value from existing assets in the U.K. and U.S. through enhanced

--------
16 The Merger will be effected through a Scheme of Arrangement that is discussed further in Item 1.C. The acquisition of Lattice in the Merger and the subsequent possible transfer of Lattice to National Grid Holdings One plc is an exempt transaction under Section 33(c)(1) of the Act.

17 See, Foreign Utility Companies, Holding Co. Act Release No. 27342
(January 31, 2001) (proposing for comment rules 55 and 56 regarding investments in FUCOs and suggesting that the Commission should establish standards for the type of businesses in which a FUCO could engage).

          operating performance and the sharing of best practices;

     o Offer an enhanced operational and financial platform for future growth in liberalizing energy markets;

     o Generate pre-tax financial benefits that are expected to reach an annualized rate of at least(pound)100 million ($145 million) by the end of the first full financial year following completion of the Merger. These financial benefits are expected to arise principally from the elimination of duplicate head office costs and other central cost savings and from combining the support services provided to the U.K. regulated electricity and gas businesses;

     o Generate further savings from the progressive combination of the operations of the two U.K. transmission businesses, sharing best practice between the U.S. and U.K. businesses and further financial synergies;

     o Create a combined group with significant balance sheet strength and strong operational cash flows. The merged group will seek to maintain a single A credit rating;

     o Enhance earnings per share (pre-exceptional items) in the first full financial year following completion of the Merger; and

     o Bring together the complementary mobile tower portfolios of the two groups to create the third largest independent tower business in the U.K. capable of providing broader coverage to mobile operators and well positioned to exploit growth opportunities.

          The Board of Directors of Grid Transco will be drawn from the Boards of National Grid and Lattice. Sir John Parker will be Non-Executive Chairman, James Ross will be Non-Executive Deputy Chairman. Roger Urwin will be Group Chief Executive and Steve Lucas will be Group Finance Director. The remaining executive directors, drawn from National Grid and Lattice, will be Edward Astle, Steve Holliday, Colin Matthews, Rick Sergel and John Wybrew. An additional six non-executive directors will be drawn equally from the Boards of National Grid and Lattice.

          The terms of the Merger are based on the recent relative equity market capitalization values of the two companies. The Merger is intended to be implemented by way of a Scheme of Arrangement ("Scheme"), pursuant to Section 425 of the Companies Act (U.K.). Under the Scheme, National Grid will issue new Grid Transco shares to Lattice shareholders on the basis of 0.375 new Grid Transco shares for each Lattice share held at the relevant record date./18 Upon completion of the Merger, National Grid shareholders will hold approximately
57.3 per cent and Lattice shareholders will hold approximately 42.7 per cent of the issued share capital of Grid Transco. The holdings and rights of holders of existing National Grid shares and of National Grid ADSs will not be affected by the Merger. Grid Transco will have a combined market capitalization of approximately $21.4 billion (based on the London Stock Exchange closing market prices for the two companies as of April 19, 2002)./19

          Under the Scheme, Lattice's current issued share capital will be cancelled and reissued to National Grid. National Grid will therefore become the listed holding company of the merged group and conditional upon the Merger becoming effective will change its name to National Grid Transco plc and retain its listings on the London and New York stock exchanges.

          To implement the Scheme, Lattice will make an application to the High Court of Justice of England and Wales (the "High Court") for the High Court to summon a shareholders' meeting. After the High Court grants Lattice's application and orders the shareholders' meeting, Lattice's shareholders will vote on the Scheme at two meetings which will be held on the same day at a single location. The first meeting, (the "Court Meeting") is ordered by the High Court. For the Scheme to become effective, the Scheme must

--------
18 If a Lattice shareholder has a fractional entitlement to Grid Transco shares with a value in excess of (pound)3.00, such entitlement will be aggregated and sold for the benefit of the relevant Lattice shareholder. Otherwise, fractions of a Grid Transco share will not be allotted but will be aggregated and sold for the benefit of the merged group.

19 The calculation of the total market capitalization as of April 19, 2002, is shown below:

   -------------------- ------------------- ------------------- ------------------------------------------
     As of April 19,    Closing Price Per   Shares Outstanding            Market Capitalization
          2002            Share (pence)
   -------------------- ------------------- ------------------- ------------------------------------------
   (pound)1=$1.44712                                                     (pound)                     $
   -------------------- ------------------- ------------------- --------------------- --------------------
   National Grid                    490.00       1,776,636,707         8,705,519,864       12,597,931,906
   -------------------- ------------------- ------------------- --------------------- --------------------
   Lattice                          172.75       3,528,149,704         6,094,878,613        8,820,020,739
   -------------------- ------------------- ------------------- --------------------- --------------------
    Total                                                              14,800,398,477       21,417,952,645
  -------------------- ------------------- ------------------- --------------------- --------------------

receive at the Court Meeting the affirmative vote representing a simple majority in number of those Lattice shareholders present and voting (either in person or by proxy) and also represent not less than 75% of the value of Lattice shares held by such Lattice shareholders who vote at the meeting (either in person or by proxy). At the second meeting, an Extraordinary General Meeting of Lattice, the shareholders must pass a special resolution approving the implementation of the Scheme. To pass this resolution, not less than 75% of the votes cast by Lattice shareholders must be in favor of the resolution.

          After Lattice's shareholders have approved the Scheme, there will be a further later hearing before the High Court to sanction the Scheme. All Lattice shareholders are eligible to attend this hearing and express their views on the Scheme. The Scheme is effective once the High Court order sanctioning the Scheme has been delivered by Lattice to the Registrar of Companies in England and Wales and such court order has been registered by the Registrar of Companies. The High Court will sanction the Scheme once it is satisfied that the conditions to the Scheme have been satisfied. Once the Scheme becomes effective, its terms will be binding on all Lattice shareholders whether or not they voted in favor of the Scheme.

          The Merger, as implemented through the Scheme, will require approval by an ordinary resolution of National Grid shareholders to be proposed at the National Grid Extraordinary General Meeting./20 Ordinary resolutions are passed if more than fifty percent of the votes cast are in favor. Special resolutions to change the name of National Grid and to alter its articles of association/21 will also be proposed at the Extraordinary General Meeting. Special resolutions are passed if not less than 75% of the votes cast are in favor of the resolution.

          The Merger is subject to a number of conditions, including regulatory consents and approvals in the U.K. and the authorization of the financing of the Merger by the Securities and Exchange Commission pursuant to this Application, and the approval of the shareholders of both National Grid and Lattice. The Merger is subject to

--------
20 A declaration seeking authorization to solicit proxies from National Grid's shareholders in connection with the Merger approval was filed with the Commission on May 15, 2002 (SEC File No. 70-10066).

21 To implement the Merger, the articles of association of National Grid will need to be amended to change the rights of the Secretary of State, principally to reflect National Grid's ownership of Transco.

the condition that the U.K. Office of Fair Trading indicating in terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State for Trade and Industry/22 to refer the Merger or any matter arising therefrom or related thereto to the U.K. Competition Commission. In addition, the Merger is subject to the condition that the Director General of OFGEM and the Secretary of State for Trade and Industry each indicating that they will not seek modifications to any licenses held by National Grid or Lattice or their subsidiaries under the Electricity Act 1989 or the Gas Act 1986 and subsequent legislation, including the Utilities Act 2000 except, in each case, on terms acceptable to both National Grid and Lattice acting reasonably; that they will not seek undertakings or assurances from members of the National Grid or Lattice groups except, in each case, on terms acceptable to National Grid and Lattice acting reasonably; and that in connection with the Merger, they will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are, in the reasonable opinion of National Grid or Lattice, necessary in connection with such licenses.

          The Board of National Grid, which has been advised by N M Rothschild & Sons Limited ("Rothschild"), considers the terms of the Merger to be fair and reasonable to National Grid. In providing its advice, Rothschild has taken into account the National Grid Board's commercial assessments. The National Grid Board considers the Merger to be in the best interests of National Grid's shareholders as a whole and will unanimously recommend that National Grid shareholders vote in favor of the resolution to be proposed at the National Grid extraordinary general meeting to approve the Merger as they intend to do so in respect of their own beneficial holdings.

          The Lattice Board, which has been advised by J.P. Morgan plc, a subsidiary of J.P. Morgan Chase & Co. Inc. ("JP Morgan"), and Cazenove & Co. Ltd ("Cazenove"), considers the terms of the Merger to be fair and reasonable to Lattice. In providing advice to the Lattice Board, JP Morgan and Cazenove have taken into account the Lattice Board's commercial assessments. The Lattice Board considers the Merger to be in the best interests of Lattice shareholders as a whole and will unanimously

--------
22 The Secretary of State for Trade and Industry is the special shareholder of Lattice and National Grid.

recommend that Lattice shareholders vote in favor of the resolutions relating to the Merger to be proposed at the Lattice Court Meeting and the Lattice extraordinary general meeting as they intend to do so in respect of their own beneficial holdings.

          Standard & Poor's affirmed its single "A" long-term and its "A-1" short-term corporate credit ratings on National Grid and its subsidiaries following the announcement of the Merger. Moody's Investors Service has placed National Grid's "A2" long-term issuer and "Prime-1" commercial paper ratings under review for possible downgrade./23 Moody's affirmed the ratings of National Grid's U.S. subsidiaries.

          As noted above, Grid Transco will seek to maintain a single A credit rating./24 Grid Transco post-Merger will be well capitalized and financially sound. As demonstrated in the pro forma capitalization table provided below, Grid Transco will have a ratio of common stock equity to total capitalization of __*_% on a U.S. GAAP basis.

[(*) Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

          Other key pro forma balance sheet and income statement information is provided on a U.S. GAAP basis in the table below.

[Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

--------
23 Moody's Places the Ratings of The National Grid UK Group of Companies and Transco plc and Transco Holdings plc Under Review for Possible Downgrade Following the Merger Announcement Between The National Grid and Lattice, April 22, 2002, available at www.moodys.com.

24 Investment grade long-term debt is denoted by the Standard & Poor's ratings of AAA, AA, A and BBB. The ratings may be modified by a plus (+) or minus (-) to show relative standing within the rating categories. Moody's ratings of Aaa, Aa, A and Baa denote investment grade long-term debt. Moody's applies numerical clarifiers (1, 2 and 3) to denote relative ranking within a generic rating category. Standard & Poor's short-term debt ratings range from A-1 for the highest quality obligations to D for the lowest. Categories A-1 to A-3 are investment grade. The A-1 rating may also be modified by a plus sign to distinguish the strongest credits in that category. Moody's short-term issuer ratings are Prime-1, Prime-2 and Prime-3, all of which are investment grade. Fitch IBCA's ratings of AAA - BBB are denoted investment grade categories. A plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories.

     D.   Request for Financing Authorization

          1.   National Grid's Current Financing Authorization

          The National Grid system received comprehensive financing and affiliate transactions authorization in connection with the Commission's order approving the acquisition of NEES./25 More recently, in connection with National Grid's acquisition of Niagara Mohawk Holdings, Inc., its financing authority was amended and supplemented./26 In particular, the January 2002 Order authorized National Grid to issue and sell equity and debt securities in an amount aggregating not more than $6 billion at any one time outstanding through September 30, 2004. Such securities could include, but would not necessarily be limited to, ordinary shares, preferred shares, options, warrants, long- and short-term debt (including commercial paper), convertible securities, subordinated debt, bank borrowings and securities with call or put options.

          The January 2002 Order provided that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the $6 billion aggregate limit:

---------------------------------------------- -----------------------------
                  Security                              $ billions
---------------------------------------------- -----------------------------
Equity, including options and warrants                     4.5
---------------------------------------------- -----------------------------
Debt                                                       5.0
---------------------------------------------- -----------------------------

In addition, National Grid was authorized to enter into guarantees in an aggregate amount not to exceed $2 billion. Under the order, National Grid system financings are subject to several additional conditions repeated below which this Application does not propose to change. These conditions would also apply to the increased financing authorization sought in this Application. The terms of all debt and equity securities authorized in this Application will be the same as the terms authorized by the Commission in the NEES Acquisition Order, as amended by the January 2002 Order. In particular,

--------
25 NEES Acquisition Order.

26  See January 2002 Order.

          1. Any long-term debt or preferred stock issued by National Grid in a public offering will, when issued, be rated investment grade by a nationally recognized statistical rating organization;

          2. National Grid will maintain common stock equity/27 as a percentage of total capitalization,/28 measured on a book value U.S. GAAP basis, of at least 30% or above;

          3. National Grid USA, on a consolidated basis, and National Grid USA's electric utility subsidiaries, on an individual basis [except certain subsidiaries noted in the January 2002 Order], would maintain common stock equity of at least 30% of total capitalization. In addition, if such companies issue long-term debt or preferred stock in a public offering subject to Commission authorization such securities would, when issued, be rated investment grade by a nationally recognized statistical rating organization;

          4. The cost of money on National Grid's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid's credit rating;

          5. For Utility Subsidiaries requesting authority to issue debt (Niagara Mohawk, Mass. Electric, Nantucket, Narragansett, NEPCO and Mass Hydro), the cost of money on debt securities issued to third parties would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with the respective Utility Subsidiary's credit rating;

          6. The cost of money on National Grid USA's debt or preferred stock financings would not exceed the cost of comparable term U.S. treasury securities or government benchmark for the currency concerned plus the margin demanded in the financial markets in a competitive offering by an issuer of such securities with National Grid USA's credit rating; and

          7. The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security would not exceed 5% of the principal or total amount of the security being issued.

--------
27 Common stock equity would include common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid in capital, retained earnings and minority interests.

28 Applicants would calculate the common stock equity to total capitalization ratio as follows: common stock equity (as defined in the immediately preceding footnote)/(common stock equity + preferred stock + gross debt). Gross debt is the sum of long-term debt, short-term debt and current maturities.

          2.   Proposed New Financing Authorization

          National Grid requests authorization under Sections 6 and 7 of the Act and Rule 53(c) to finance the Merger and the Grid Transco system after the Merger. National Grid seeks an increase in the aggregate amount that it may invest in FUCOs and a corresponding increase in National Grid's authorization to issue and sell securities to finance such FUCO investments. In the January 2002 Order the Commission authorized National Grid to invest up to $5.406 billion in FUCOs. As of September 30, 2001, National Grid had an aggregate investment, as defined in Rule 53, in FUCOs of approximately $3.092 billion. National Grid's current unused FUCO investment authority is $2.314 billion.

          The Merger will result in the issuance of Grid Transco shares of approximately $8.8 billion and an increase in National Grid's aggregate FUCO investment of the same amount. Consequently, National Grid's aggregate post-Merger FUCO investment would be approximately $11.9 billion./29 Given this level of investment and National Grid's desire to maintain the flexibility to make subsequent FUCO investments, National Grid seeks authorization to issue and sell equity and debt securities and to enter into guarantees up to an aggregate limit of $20 billion through September 30, 2004. The proceeds of such financings could support investments of up to $20 billion in FUCOs.

          National Grid proposes that the various securities to be issued would be limited as follows, but would not in the aggregate exceed the $20 billion aggregate limit throughout the September 30, 2004 authorization period:

--------
29 National Grid's current FUCO investment of $3.092 billion plus the new Lattice FUCO investment of $8.800 billion.

---------------------------------------------- -----------------------------
                  Security                              $ billions
---------------------------------------------- -----------------------------
Equity, including options and warrants/30                  18.0
---------------------------------------------- -----------------------------
Debt                                                       12.0
---------------------------------------------- -----------------------------
---------------------------------------------- -----------------------------
Guarantees                                                 6.0
---------------------------------------------- -----------------------------

          We note that the supplemental financing authorization proposed in this Application is intended solely to finance the Merger and the resulting Grid Transco holding company group. If the Merger is not consummated, the Commission's authorization of the Application would automatically cease to be of any effect and National Grid would continue to finance its operations and investments under its prior authorizations.

          3.   The FUCO Financing Request In Particular

          National Grid may use the proceeds of the financings proposed in this Application, in part, for investments in FUCOs, i.e., the Merger and any subsequent FUCO investments. Under Rule 53, in determining whether to approve the issue or sale of a security by National Grid to finance a FUCO investment, the Commission must consider the circumstances surrounding the proposed issuance and, if the issuance cannot qualify for the safe harbor in Rule 53(a), the applicant must demonstrate under Rule 53(c) that the proposed FUCO financing will not have an adverse impact on the financial integrity of the registered holding company system, any utility subsidiary, its customers or on the ability of state commissions to protect such subsidiary or customers.

          National Grid's aggregate investment, as defined in Rule 53(a), in FUCOs as of September 30, 2001 was $3,092 million./31 National Grid has no EWG investments.

--------
30 National Grid currently has outstanding (pound)464 million ($671 million) of 4.25% exchangeable bonds that mature in 2008. The bonds are exchangeable on or prior to February 8, 2008, at the option of the holder, into common stock of National Grid. Should bondholders exchange their bonds prior to maturity, National Grid may issue up to 110 million additional shares of common stock not included in the equity and aggregate limits.

31 Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment.

As of September 30, 2001, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,549 million. Consequently, National Grid's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 87% as of September 30, 2001. In the January 2002 Order National Grid was authorized to issue and sell securities for the pu-rpose of financing investments in FUCOs in an amount up to $5.406 billion. National Grid now proposes to increase the authorized financing amount to $20 billion.

          The requirements of Rule 53(c) are currently satisfied by National Grid and will continue to be satisfied post-Merger. First, as provided in Rule 53(c)(1), the issuance and sale of securities by National Grid to finance FUCO investments "will not have a substantial adverse impact upon the financial integrity of the registered holding company system." National Grid's capitalization is currently sound and should continue to be sound post-Merger. Its ratio of *% equity to total capitalization is in compliance with the conditions set forth in the January 2002 Order. Post-Merger, the pro forma capitalization table indicates that Grid Transco will have a very conservative * % ratio of equity to total capitalization. National Grid's consolidated capitalization (on a U.S. GAAP basis) over the recent past is shown in the table below.

------------------------- --------------------------- ----------------------- ------------------------------
     National Grid              March 31, 2000            March 31, 2001             March 31, 2002*
         As at:
------------------------- --------------------------- ----------------------- ------------------------------
                             ($ mm)          (%)        ($ mm)       (%)          ($ mm)           (%)
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Debt, preferred stock             6,120          62%       5,955         59%
and minority interests
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Common stock equity               3,753          38%       4,146         41%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------
Total                             9,873         100%      10,101        100%
------------------------- -------------- ------------ ----------- ----------- ---------------- -------------

[(*) Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

          National Grid's financial integrity and the soundness of its capital structure is further demonstrated by its high credit rating and National Grid's sound management and investment practices. National Grid is currently rated A2 by Moody's and it expects to have a post-Merger investment grade long-term debt credit rating that remains in the single A band. A review of basic financial measures over time also indicates National Grid's record of financial stability; a product of its sound management. National Grid's equity market value to book value ratios and stock price to earnings ratios over recent years are provided below:

-------------------------------------------------------------------------------------------------------
                                         Market to Book Value
-------------------------------------------------------------------------------------------------------
As at:                               Mar. 31, 1999    Mar. 31, 2000    Mar. 31, 2001   Mar. 31, 2002*
----------------------------------- ---------------- ----------------- -------------- -----------------
                                          $mm              $mm              $mm             $mm
----------------------------------- ---------------- ----------------- -------------- -----------------
Market value of equity                       11,084            13,611         11,468

----------------------------------- ---------------- ----------------- -------------- -----------------
Book value of equity (under U.S.              2,416             3,753          4,146
GAAP)
----------------------------------- ---------------- ----------------- -------------- -----------------
Ratio of market to book value                  4.6x              3.6x           2.8x
(times)
----------------------------------- ---------------- ----------------- -------------- -----------------

[(*) Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

-------------------------------------------------------------------------------------------------------
                              Price/Earnings Ratios
-------------------------------------------------------------------------------------------------------
12 months ended:               Mar. 31, 1999      Mar. 31, 2000     Mar. 31, 2001      Mar. 31, 2002*
----------------------------- ----------------- ------------------ ----------------- ------------------
                                     $                  $                 $                  $
----------------------------- ----------------- ------------------ ----------------- ------------------
Basic earnings per share
(U.S. GAAP)/32                            1.13               1.10              0.78
----------------------------- ----------------- ------------------ ----------------- ------------------
Ratio of price to earnings
                                          6.6x               8.4x              9.9x
----------------------------- ----------------- ------------------ ----------------- ------------------

[(*) Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

          The growth in National Grid's consolidated common stock equity is shown below:

--------
32 Unadjusted for the net income arising on the sale of Energis shares in the year ended March 31, 1999 of $1,149.8 million. Unadjusted for the net income arising on the reduction in National Grid's interest in Energis in the year ended March 31, 1998 of $184.5 million.

--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
As at:                Mar. 31, 1997   Mar. 31, 1998    Mar. 31, 1999    Mar. 31,    Mar. 31,      Mar. 31,
                                                                           2000        2001         2002*



--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
                           $mm             $mm              $mm                $mm     $mm           $mm
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Capital stock                    283             286               287         280         248
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Capital stock                    304             384               407         440         393
premium
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Treasury stock                     0            (17)              (18)        (26)        (14)
 --------------------- --------------- --------------- ----------------- ----------- ----------- -------------
Retained earnings              1,252             369             1,740       3,060       3,520
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Shareholder's equity           1,839           1,022             2,416       3,753       4,146
--------------------- --------------- --------------- ----------------- ----------- ----------- --------------
Growth per period                 __    (44)%33                   136%         55%         10%
--------------------- ------------------------------------------------------------------------- --------------
Growth rate over
last 5 years
---------------------                                                                           --------------
Annualized growth
rate
--------------------- ------------------------------------------------------------------------- --------------

[(*) Financial information is omitted pursuant to a request for confidential treatment. See Exhibit FS-4 hereto.]

These tables demonstrate that on a book and market basis National Grid has been soundly capitalized in the past and that it should continue to be financially stable.

          National Grid's successful operation of a national, high-voltage transmission system indicates that the firm has sound management skills and expertise in the utility industry, particularly as it relates to foreign utility operations. To ensure continued success in its new ventures, National Grid subjects all project proposals to stringent reviews. National Grid's proposed Merger with Lattice has also been carefully reviewed. The general investment review process that will be followed post-Merger is described below.

          Grid Transco's investment review process will include as one of its objectives minimizing the risks associated with FUCO activities. Before Grid Transco or

--------
33 A special dividend of $1.23 billion was paid during the year ended March 31, 1998, which distorts the historical trend in growth of shareholder's equity.

its subsidiaries make any investment in a project, the project will be analyzed in detail, including the specific country risk, where applicable. The project review process will include a series of independent internal reviews, both at the subsidiary and Grid Transco levels.

          In the U.K., the majority of projects by number will relate to NGC's and Transco's utility businesses. Each potential project will be subjected to a series of formal reviews to ensure its financial robustness. The process will begin with a consideration of the group's strategic plans, which will be updated periodically according to Grid Transco's planning cycle. Individual project business plans would be prepared as part of the process of including potential investments in the Group Business Plan. All projects identified as requiring future funding must be included within the planning cycle. This planning procedure will ensure that all capital and non-recurring revenue project expenditures can be justified on business, technical and economic grounds. In addition project progress will be monitored and subject to normal business control to ensure that approved projects meet their performance targets.

          The project review process would include consideration of business, financial, regulatory, environmental and legal risks. Foreign projects would be subject to an additional level of scrutiny concerning:

     o    the political and economic stability of the particular country;

     o    the host government's commitment to private enterprise;

     o the legal and regulatory framework for private investment in utility facilities;

     o    local business support for long-term investment of private capital;

     o    the economic viability of the project;

     o    the environmental impact; and

     o    currency conversion and repatriation of dividends issues.

          Project proposals will be subject to successive stages of review by senior management and directors depending upon Grid Transco's projected financial exposure in a particular project. Generally, the process by which Grid Transco will identify, manage and approve its business development activities, broadly follows the following lines:

     o The production of a Project Evaluation Paper ("PEP"), which covers, in outline form, a description of the opportunity, a brief description of the investment environment, the strategic importance of the investment and future actions. The PEP would be presented to the Group Executive for approval.

     o The production of a Project Development Paper ("PDP"), which identifies the development strategy for the investment and covers, in outline form, market conditions, competitive position and an action plan. The PDP would also be presented to the Group Executive for approval.

     o If an acquisition is contemplated, an Investment Proposal Paper ("IPP") seeking approval for a bid would be prepared. This paper would cover the investment opportunity, a financial appraisal, existing strategy, the transaction, bid details, and planned future actions. The IPP would be used to brief the Grid Transco board to seek their approval of the acquisition.

          Once development of a project is undertaken, milestones would be established to ensure that continuing expenditures produce acceptable results. In addition, project teams would be established to identify the major technical, financial, commercial and legal risks associated with a particular project and risk mitigation strategies. The process would follow the following broad outline:

     o    undertake due diligence;

     o    prepare valuation;

     o    prepare business plan;

     o    obtain internal approvals;

     o    obtain acquisition financing;

     o    develop corporate and tax structure;

     o    prepare corporate communications plan;

     o    prepare and submit bid/offer; and

     o    prepare post acquisition plan

The final project review process in many cases may be duplicated by lenders that may agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project.

          Grid Transco's system of internal controls will be designed to safeguard shareholders' investment and the group's assets. The process of managing material risks to the achievement of business objectives is an ongoing process that will be conducted at all levels of the group. All parts of the group will be required to capture and report, in a standard format, their key business risks, categorize all risks to highlight the sources of risk, subjectively score risks to reflect both the financial and reputational impact of the risk and the likelihood of its occurrence, and validate and approve the risk report with the participation of local management. Material changes in risks and associated responsive actions will be reported periodically through a network of risk coordinators throughout the group to maintain a current perspective on overall group risks. A risk steering group chaired by the Group General Counsel will provide direction and impetus to the implementation of risk management at all levels of the group, act as a catalyst for change and provide visible senior executive support to the process.

          National Grid's telecommunications investments have experienced difficulty over the past fiscal year. Although Intelig, a telecommunications provider in Brazil, continued to meet overall revenue and EBITDA targets and its performance satisfied the pre-conditions to completing permanent vendor financing, the vendors did not provide the permanent financing facility. As a consequence, the shareholders of Intelig (National Grid, Sprint, and France Telecom) have appointed advisors to seek new strategic investors. In the meantime, Intelig continues to be funded by interim vendor financing, which has been rolled over, together with limited additional funds from shareholders and vendors. Silica Networks, a carriers' carrier operating primarily in Argentina, also was affected by the general telecommunications market downturn and the severe economic difficulties in that country. As a result, National Grid and the other shareholders have cut costs, suspended further investment and are seeking a purchaser for the business. ManquehueNet, National Grid's joint venture with Williams Communications and MetroGas in Santiago, Chile, has been impacted by the local economic downturn. Here also, strong management action is being taken to reduce costs.

          Given these difficulties, National Grid has adopted a conservative approach with the full write down and provision for all expected liabilities totaling (pound)290 million ($420 million). In addition, as noted earlier, National Grid has written down all of the (pound)350 million ($506 million) carrying value of its Energis stake and its stake in Energis Polska. These write downs are reflected in National Grid's financial statements for the period ending March 31, 2002.

          National Grid continues to see telecommunications as a complement to its electricity businesses but, as the proposed Merger demonstrates, National Grid will focus on opportunities which are more closely related to its core infrastructure assets and capabilities. In contrast to the telecommunications investments, all of National Grid's electricity businesses have been performing in line with expectations.

          Statement of Financial Accounting Standards No.121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of, requires an evaluation of the impairment of all assets of a utility that a company plans to write down and take as a loss. Other than the telecommunications interests that were written down as noted above, National Grid currently has no other assets that would need to be written down under SFAS
121. National Grid undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the Authorization Period. Consequently, the conditions of Rule 53(c)(1) are satisfied.


          Under Rule 53(c)(2) National Grid must demonstrate that the proposed use of financing proceeds to invest in FUCOs "will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers." The Commission should conclude that the customers of National Grid's U.S. public utility subsidiary companies will not be adversely impacted by the proposed FUCO investment based on the following:

          (a) All of National Grid's investments in FUCOs will be segregated from the utility subsidiaries. None of the utility subsidiaries will provide financing for, extend credit to, or sell or pledge its assets directly or indirectly to any FUCO in which National Grid owns any interest. National Grid further commits not to seek recovery in retail rates for any failed investment in, or inadequate returns from, a FUCO investment.

          (b) Investments in FUCOs will not have any negative impact on the ability of the utility subsidiaries to fund operations and growth. The utility subsidiaries will continue to have financial facilities in place or access to National Grid financing facilities that will adequately support their operations.

          (c) National Grid will comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of the utility subsidiaries' employees in connection with providing services to FUCOs. National Grid's FUCOs have experienced and extensive staff resources. Management and support for FUCO operations will be largely performed by National Grid Holdings One plc and its subsidiary companies, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged for projects as necessary. National Grid also will comply with Rule 53(a)(4) regarding the provision of EWG and FUCO related information to every federal, state and local regulator having jurisdiction over the retail rates, as applicable, of the utility subsidiaries.

          (d) In connection with the increased FUCO investment level authorized in the January 2002 Order, the Commission obtained statements from the state commissions to support its determination under Rule 53(c). In particular, the NYPSC, RIPUC, MDTE, Connecticut Department of Public Utility Control, and the VPSB assured the Commission that they have sufficient authority and resources to protect their ratepayers from any adverse impacts arising out of National Grid's proposed increased level of investment. The NHPUC provided assurance, but noted National Grid's representations that it does not intend to invest in EWGs. Consequently, the Commission reserved jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs, pending completion of the record. As noted previously, National Grid has no EWG investments and does not seek EWG investment authorization in this Application. National Grid requests that the Commission continue to reserve jurisdiction over the issuance and sale of securities for the purposes of financing investments in EWGs pending completion of the record.

          National Grid no longer has operations in Connecticut and is not subject to the jurisdiction of the Connecticut Department of Public Utility Control. If the Commission deems that new certifications are required, it should solicit the NYPSC, RIPUC, MDTE, VPSB and the NHPUC.

          (e) In addition, National Grid will provide the information required by Form 20-F to permit the Commission to monitor the effect of National Grid's FUCO investments on National Grid's financial condition.

          Consequently, the conditions of Rule 53(c)(2) are satisfied.

Item 2.  Fees, Commissions and Expenses

          National Grid expects to pay or incur approximately $_*__ million in aggregate fees, commissions and expenses, directly or indirectly, in connection with the Merger. The estimated fees, commissions and expenses are set forth below by category.

                  Category of Fee or Expense                        $ millions

          Financial advisors

          Legal advisors

          Other advisors and consultants

          Accountants

          Miscellaneous costs

          Total (*) To be provided by amendment.

Item 3.  Applicable Statutory Provisions

          The proposed transactions are subject to Sections 6(a) and 7 of the Act and Rule 53 thereunder.

Item 4.  Regulatory Approvals

     A.   State and Federal Regulation

          Other than the financing approval required from this Commission, the Merger and the financing transactions proposed herein do not require the approval of any federal or state regulatory body.

     B.   European Regulation

          Under the U.K. Fair Trading Act 1973, the Secretary of State for Trade and Industry must decide whether to refer the Merger or any matter arising therefrom or related thereto to the U.K. Competition Commission. This is the only European regulatory action required before the Merger may be completed.

          The Merger is subject to the condition that the Director General of OFGEM and the Secretary of State for Trade and Industry each indicating that they will not seek modifications to any licenses held by National Grid or Lattice or their subsidiaries under the Electricity Act 1989 or the Gas Act 1986 and subsequent legislation, including the Utilities Act 2000 except, in each case, on terms acceptable to both National Grid and Lattice acting reasonably; that they will not seek undertakings or assurances from members of the National Grid or Lattice groups except, in each case, on terms acceptable to National Grid and Lattice acting reasonably; and that in connection with the Merger, they will give such consents and/or directions (if any) and/or seek or agree to such modifications (if any) as are, in the reasonable opinion of National Grid or Lattice, necessary in connection with such licenses. No affirmative action by OFGEM would be required to satisfy this condition and the Merger may proceed to completion as soon as all other regulatory approvals have been received.

Item 5.  Procedure

          National Grid respectfully requests that the Commission issue a notice of the transaction proposed herein by June 21, 2002 and issue an order granting and permitting this Application to become effective by August 16, 2002.

          Applicants waive a recommended decision by a hearing or other responsible officer of the Commission for approval of the Merger and consent to the

Division of Investment Management's assistance in the preparation of the Commission's decision. There should not be a waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements

Exhibits

A-1  Press Release and Terms of Offer.*

B-1  Articles of Association of National Grid Transco plc.**

C-1 Corporate Chart of National Grid Transco plc Post-Merger (filed under cover of Form SE).*

D-1  Opinion of Counsel of National Grid Group plc.**

D-2  Past tense opinion of counsel.**

E-1 Annual Report on Form 20-F of National Grid Group plc for the Fiscal Year Ended March 31, 2002, incorporated by reference to SEC File No. 001-14958 (filed ________).**

E-2  Annual Report of Lattice Group plc for the Period Ended March 31, 2002.**

E-3 Annual Report on Form 20-F of Transco plc for the Period Ended March 31, 2002.**

F-1  Form of Notice.*


Financial Statements

FS-1 National Grid Group plc Consolidated Balance Sheet and Statement of Income for the Year Ended and as of March 31, 2002, incorporated by reference to Exhibit E-1 hereto.

FS-2 Lattice Group plc Consolidated Balance Sheet and Statement of Income for the Period Ended and as of March 31, 2002, incorporated by reference to Exhibit E-2 hereto.

FS-3 Projected Financial Statements for National Grid Transco plc for the Three
     Year Period Ended March 31, 2005 (confidential treatment requested).**

FS-4 Financial Information as of and for the Period Ending March 31, 2002
     (confidential treatment requested).*

*   Filed herewith.
**  To be filed by amendment.

Item 7.  Information as to Environmental Effects.

          The proposed transaction involves neither a "major federal action" nor "significantly affects the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicant has duly caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 5, 2002                            National Grid Group plc

                                               By: /s/ Kirk Ramsauer
                                                   ------------------
                                               Kirk Ramsauer
                                               Deputy General Counsel
                                               National Grid USA

                                  Exhibit Index


Exhibits

A-1      Press Release and Terms of Offer.

F-1      Form of Notice.




                                       41